UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: December 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

MOTIF BIO REVIVE-1 PHASE 3 STUDY RESULTS WITH ICLAPRIM PUBLISHED IN PEER-REVIWED JOURNAL

On December 21, 2017, Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that the results from REVIVE-1, the Company’s global Phase 3 clinical trial evaluating the investigational drug candidate iclaprim in patients with acute bacterial skin and skin structure infections, have been published in the peer-reviewed journal, Clinical Infectious Diseases. The positive topline results from this study were announced in April 2017.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits

Exhibit 99.1

Regulatory news service announcement issued by Motif Bio plc, dated December 21, 2017, entitled “Motif Bio REVIVE-1 Phase 3 Study Results with Iclaprim Published in Peer-reviewed Journal, Clinical Infectious Disease.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: December 21, 2017